Baudax Bio, Inc.

490 Lapp Rd.

Malvern, Pennsylvania 19355

September 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baudax Bio, Inc.
Registration Statement on Form S-3
Filed February 16, 2021 (File No. 333-253117)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Baudax Bio, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-253117) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:01 PM, eastern time, on September 2, 2021, or as soon as thereafter as is practicable.

Please contact Rachael M. Bushey, Esq. of Troutman Pepper Hamilton Sanders LLP, counsel to the Company, at (215) 981-4331 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

[Remainder of the page intentionally left blank]

Very truly yours, BAUDAX BIO, INC.
By:	/s/ Gerri A. Henwood
Name:	Gerri A. Henwood
Title:	President and Chief Executive Officer